UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

FORTUNE PARTNERS, INC.

________________________________________________________________________________

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

________________________________________________________________________________

(Title of Class of Securities)

CS1 176

______________________________________

(CUSIP Number)

H. Dean Haley
HDH Group, LLC
3801 Albert Matthews Road

Columbia, Tennessee 38401

(931) 446-1006

________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2005

________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. CS1 176

  Names of Reporting Person: H. DEAN HALEY

  I.R.S. Identification Nos. of above person (entities only):

  Check the Appropriate Box if a Member of a Group (See Instructions):

    [_]

    [ X ]

  SEC Use Only:

  Source of Funds (See Instructions): SC, OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

  Citizenship or Place of Organization: UNITED STATES OF AMERICA

  Number of Shares Beneficially by Owned by Each Reporting Person With:

  Sole Voting Power:               NIL SHARES

  Shared Voting Power            7,381,577 shares of common stock

  Sole Dispositive Power:        NIL SHARES

  Shared Dispositive Power:    7,381,577 shares of common stock

  Aggregate Amount Beneficially Owned by Each Reporting Person: 7,381,577 shares of common stock

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

  Percent of Class Represented by Amount in Row (11): 17.62% (based on 41,903,729 shares of common stock issued and outstanding as of September 30, 2005)

  Type of Reporting Person (See Instructions) :          IN

CUSIP No. CS1 176

  Names of Reporting Person:      HDH GROUP, LLC

  I.R.S. Identification Nos. of above person (entities only):

  Check the Appropriate Box if a Member of a Group (See Instructions):

    [_]

    [ X ]

  SEC Use Only:

  Source of Funds (See Instructions):     SC, OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

  Citizenship or Place of Organization:     TENNESSEE

  Number of Shares Beneficially by Owned by Each Reporting Person With:

  Sole Voting Power:               NIL SHARES

  Shared Voting Power:           7,381,577 shares of common stock

  Sole Dispositive Power:        NIL SHARES

  Shared Dispositive Power:    7,381,577 shares of common stock

  Aggregate Amount Beneficially Owned by Each Reporting Person: 7,381,577 shares of common stock

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

  NOT APPLICABLE

  Percent of Class Represented by Amount in Row (11): 17.62% (based on 41,903,729 shares of common stock issued and outstanding as of September 30, 2005)

  Type of Reporting Person (See Instructions) :          CO

CUSIP No. CS1 176
ITEM 1.          SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is common stock, at a par value of $0.001 per share (the "Shares"), of FORTUNE PARTNERS, INC., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 1100, 1050 West Pender Street, Vancouver, British Columbia, V6E 3S7 Canada.

ITEM 2.          IDENTITY AND BACKGROUND.

  Name of Persons filing this Statement:

  This statement is filed by (i) HDH GROUP, LLC (the "HDH Group"), a Tennessee corporation, as the direct beneficial owner of shares in the common stock of the Issuer, and (ii) H. DEAN HALEY, by virtue of his ownership of HDH Group. Mr. Haley and the HDH Group are collectively referred to herein as the "Reporting Persons". By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

  Residence or Business Address:

  The business address of the HDH Group and Mr. Haley is 3801 Albert Matthews Road, Columbia, Tennessee, U.S.A. 38401.

  Present Principal Occupation and Employment:

  Mr. Haley is the Executive Chairman and Chief Operating Officer and a director of the Issuer. The HDH Group is a technology acquisition company of which Mr. Haley is the sole director and shareholder.

  Criminal Proceedings:

  Neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

  Civil Proceedings:

  Neither of the Reporting Persons has been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship:

Mr. Haley is a citizen of the United States of America. The HDH Group is a corporation incorporated pursuant to the laws of Tennessee.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a share exchange agreement dated September 30, 2005, the HDH Group was issued an aggregate of 7,381,577 Shares in consideration of each of the Reporting Persons agreeing to accept such Shares in complete satisfaction of all claims and disputed claims previously advanced by them against the Issuer, Power Air

CUSIP No. CS1 176

Tech, Inc. and all of its subsidiaries and in consideration of HDH Group's efforts in continuing to commercialize Power Air Tech, Inc.'s business. Under said agreement, 2,836,121 of such Shares were issued at a deemed price of $0.533 per Share and the remaining 4,545,456 Shares were issued at a deemed price of $0.65 per Share.

ITEM 4.          PURPOSE OF TRANSACTION.

The Shares acquired by the Reporting Persons were acquired for investment purposes and in order to settle outstanding claims previously advanced by them against the Issuer. Each of the Reporting Persons reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

Neither of the Reporting Persons have any current plans or proposals which would relate to or would result in:

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

  Beneficial Ownership.

CUSIP No. CS1 176

The Reporting Persons are the beneficial owner of 7,381,577 shares of common stock of the Issuer, representing approximately 17.62% of the Issuer's issued and outstanding shares of common stock (based on 41,903,729 shares of common stock issued and outstanding as of September 30, 2005). Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934.

  Power to Vote and Dispose.

  The HDH Group has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, Mr. Haley is deemed to share the indirect power to vote and direct the disposition of the shares held by the HDH Group.

  Transactions Within the Past 60 Days.

  Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities, including common stock of the Issuer, within sixty (60) days preceding the date hereof.

  Certain Rights of Other Persons.

Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. CS1 176

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Agreement to File Jointly, by and among the Reporting Persons, dated as of November 7, 2005.(1)
2	Share exchange agreement dated September 30, 2005 among the Issuer and each of Power Air Dynamics Limited, Power Air Tech, Inc., HDH Group, LLC and Mr. H. Dean Haley.(2)

(1)               Filed herewith.
(2)               Previously filed as an exhibit to the Issuer's Current Report on Form 8-K filed on October 7, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2005
HDH GROUP, LLC by its authorized signatory: s/s "H. Dean Haley" ___________________________ Name: H. Dean Haley Title: Director

Dated:  November 9, 2005

s/s "H. Dean Haley" ___________________________ H. DEAN HALEY

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of International Hi-Tech Industries Ltd. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  November 9, 2005

HDH GROUP, LLC by its authorized signatory: s/s "H. Dean Haley" ___________________________ Name: H. Dean Haley Title: Director

Dated:  November 9, 2005
s/s "H. Dean Haley" ___________________________ H. DEAN HALEY